March 29, 2019

Caitlin Woodward
Associate General Counsel
Seaspan Corporation
Unit 2, 2nd Floor
Bupa Centre
141 Connaught Road West
Hong Kong
China

       Re: Seaspan Corporation
           Form F-3 Filed March 27, 2019
           File No. 333-230524

Dear Ms. Woodward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Theresa Brillant at 202-551-3307 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Jessica Chen